UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

TELE LESTE CELULAR PARTICIPAÇÕES, S.A.

(Name of Issuer)

Preferred Shares

(Title of Class of Securities)

87943B1026

(CUSIP Number)

Telefónica, S.A

Gran Vía 28

28013 Madrid, Spain

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87943B1026

1.	Names of Reporting Persons. I.R.S. Identification Nos. Of above persons (entities only).

TELEFONICA S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

No

6.	Citizenship or Place of Organization

SPAIN

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

8. Shared Voting Power 96,972,808,982 ordinary shares 35,823,856,625 preferred shares

.	9. Sole Dispositive Power

10. Shared Dispositive Power 96,972,808,982 ordinary shares 35,823,856,625 preferred shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

Telefónica, S.A. owns 92.4% of Telefonica Móviles, S.A., which in turn owns 50% of Brasilcel, N.V., which directly owns 5,265,273,319 ordinary shares and 10,934,219,376 preferred shares of Tele Leste Celular Participaçoes, S.A. Brasilcel indirectly owns through Iberoleste

Participaçoes, S.A. (100% owned by Brasilcel) 89,321,041,172 ordinary shares and 15,669,537,789 preferred shares, and through Tagilo (100% owned by Brasilcel) 2,389,494,491 ordinary shares and 9,190,099,460 preferred shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

Ordinary shares: 58.42%

Preferred shares: 11.43%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 87943B1026

1.	Names of Reporting Persons. I.R.S. Identification Nos. Of above persons (entities only).

TELEFONICA MOVILES, S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

No

6.	Citizenship or Place of Organization

SPAIN

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

8. Shared Voting Power 96,972,808,982 ordinary shares 35,823,856,625 preferred shares

9. Sole Dispositive Power

10. Shared Dispositive Power 96,972,808,982 ordinary shares 35,823,856,625 preferred shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

Telefónica, S.A. owns 92.4% of Telefonica Móviles, S.A., which in turn owns 50% of Brasilcel, N.V., which directly owns 5,265,273,319 ordinary shares and 10,934,219,376 preferred shares of Tele Leste Celular Participaçoes, S.A. Brasilcel indirectly owns through Iberoleste Participaçoes, S.A. (100% owned by Brasilcel) 89,321,041,172 ordinary shares and 15,669,537,789 preferred shares, and through Tagilo (100% owned by Brasilcel) 2,389,494,491 ordinary shares and 9,190,099,460 preferred shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

           No

13.	Percent of Class Represented by Amount in Row (11)

          Ordinary shares: 58.42%

          Preferred shares: 11.43%

14.	Type of Reporting Person (See Instructions)

          CO

Item 1. Security and Issuer

This statement relates to ordinary shares and preferred shares of Tele Leste Celular Participaçoes, S.A. (the “Issuer”), Rua Silveira Martins Nº 1036, módulo 3, 3º pavimento, Ala C, Cabula, Salvador, Bahia, Cep: 41150-000 Brazil.

Item 2. Identity and Background

(a)	(1) TELEFONICA, S.A. (2) TELEFONICA MOVILES, S.A

(b)	(1) Gran Vía 28, 28013 Madrid, Spain (2) Goya 24, 28001 Madrid, Spain

(c)

(1)  Delivery and exploitation of any and all kinds of public and private telecommunication services.

(2)  The corporate purpose of the company is to perform all

        sorts of activities in the field of telecommunications and value added services, in the broadest sense of these terms and in accordance with current law.

(d)	No

(e)	No

(f)	(1) SPAIN (2) SPAIN

Set forth on Schedule 1 hereto is the following information required by Item 2 with respect to (i) each executive officer and director of each reporting person; (ii) each person controlling a reporting person, and (iii) each executive officer and director of any corporation or other person ultimately in control of a reporting person: (a) name, (b) residence or business address, (c) present principal occupation or employment and name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, (d) to the best of the reporting person’s knowledge, whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (e) to the best of the reporting person’s knowledge, whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and (f) citizenship. Schedule 1 is incorporated herein by reference.

Item 3.    Source and Amount of Funds or Other Consideration

On July 29, 1998, the Brazilian government awarded the consortium led by Telefónica Internacional (a wholly-owned subsidiary of Telefónica S.A) and Iberdrola, 19.26% of the capital stock of Tele Leste Celular Participaçoes (Tele Leste) as part of the privatization process of Telebras. As of December 31, 1998, Telefónica Internacional had a 7.32% interest in Tele Leste.

During 1999, Telefónica Internacional purchased directly and indirectly through Tele Iberoamericana, S.A. (a wholly-owned subsidiary of Telefónica Internacional) an additional 1.667% through a series of market transactions. As of December 31, 1999, Telefónica Internacional had a 8.99% interest in Tele Leste.

In October 2000, Telefónica S.A. transferred 38% of the capital stock of Iberoleste Participaçoes, S.A., (majority shareholder of Tele Leste) to Telefónica Móviles, in exchange of 168,734 shares of Telefónica Móviles (Euro 10 face value each).

In October 2000, Telefónica Móviles purchased 100% of the capital stock of Tagilo (which held 2.4% of Tele Leste) for a total consideration of Brazilian R$ 350.67 million in cash.

In February 2000, Telefónica, S.A. incorporated the Spanish company Telefónica Móviles, S.A.

During last quarter of 2000, Tele Leste increased its capital stock, acquiring all the remaining shares of its operating subsidiaries as contribution in kind to such capital increase. As a result of this operation Telefónica S.A. increased indirectly its holdings in Tele Leste to 10.75%.

During 2001, Telefónica, S.A. acquired the remaining 62% of the capital stock of Iberoleste Participaçoes, S.A. (majority shareholder of Tele Leste) within the framework of the agreement with Iberdrola, in exchange of 6,526,736 shares of Telefónica, S.A. and transferred it to Telefónica Móviles in July 2002 in exchange of 13,996,173 shares of Telefónica Móviles (Euro 0.5 face value each). After this acquisition, as of December 31, 2001, the Telefónica Group’s owned 100% of Iberoleste.

In March 2002 Telefónica S.A. executed the last stage of its agreement with Iberdrola, under which Telefónica S.A. intended to acquire all of the shares owned by Iberdrola in several Brazilian companies. Thus, Telefónica S.A. acquired 3.38% of the capital stock of Tele Leste from Iberdrola (0.74% of the capital stock of Tele Leste owned by Iberdrola Energia, S.A. in exchange of 171,587 shares of Telefónica, S.A., and 2,64% of the capital stock of Tele Leste, owned by Iberdrola Energia do Brasil, LTDA in exchange of 612,149 shares of Telefónica, S.A.). In July 2002, such stake was transferred to Telefónica Móviles in exchange of 1,680,674 shares.

In December 2002, Telefónica Móviles transferred to Brasilcel all of its shares held directly and indirectly held in Tele Leste.

Item 4.    Purpose of Transaction

These acquisitions were part of the overall strategy of the Telefonica Group to continue and expand reorganization of its business in Brazil to permit managerial and operational consolidation of business lines and to enhance its strategic and competitive position. Its objective was to accelerate the process of creating and continuing the development of separate but affiliated, business units. The subsequent transfer of Telefónica, S.A. to Telefónica Móviles, S.A. of all of its wireless assets in Brazil was a part of the decision to reorganized Telefónica’s structure among business lines. The purpose of the final contribution of Telefónica Móviles of its interest in wireless companies in Brazil to a joint venture 50% owned with Portugal Telecom was to create the leading wireless operator in Brazil.

Item 5. Interest in Securities of the Issuer

(a)

96,972,808,982 ordinary shares, or 58.42% of ordinary shares

36,513,856,622 preferred shares, or 11.43% of preferred shares

Telefónica, S.A. owns 92.4% of Telefonica Móviles, S.A., which in turn owns 50% of Brasilcel, N.V., which directly owns 5,265,273,319 ordinary shares and 10,934,219,376 preferred shares of Tele Leste Celular Participaçoes, S.A. Brasilcel indirectly owns through Iberoleste Participaçoes, S.A. (100% owned by Brasilcel) 89,321,041,172 ordinary shares and 15,669,537,789 preferred shares, and through Tagilo (100% owned by Brasilcel) 2,389,494,491 ordinary shares and 9,190,099,460 preferred shares.

Only common shares have full voting rights. Preferred shares have voting rights under limited circumstances.

(b)	Shared power to vote and dispose 96,972,808,982 ordinary shares 36,513,856,622 preferred shares

(c)	No

(d)	Portugal Telecom owns 50% of Brasilcel

(e)	Not applicable

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint venture with Portugal Telecom.

On January 23, 2001, Telefónica Móviles, S.A., Telefónica, S.A., Portugal Telecom and its subsidiary PT Moveis agreed to create a joint venture to consolidate Telefónica Móviles, S.A., wireless businesses in Brazil with those of Portugal Telecom. Under this joint venture framework agreement, each of the Telefónica Group and the Portugal Telecom Group agreed to contribute to a 50/50 joint venture their respective wireless businesses in Brazil, including interests in operating companies and holding companies that own cellular or wireless licenses in Brazil.

On October 17, 2002, Telefónica Móviles, S.A., Portugal Telecom and PT Moveis entered into a Shareholders’ Agreement and Subscription Agreement that implemented the joint venture framework agreement signed in January 2001.

Following the agreements entered into with the Portugal Telecom Group on October 17, 2002 and after having obtained the necessary authorization from the Brazilian authorities for the contribution, on December 27, 2002, Telefónica Móviles, S.A., and PT Moveis contributed to Brasilcel, N.V. all the shares held directly or indirectly by the two groups in their wireless communications companies in Brazil.

Shareholders’ agreement

On October 17, 2002, Telefónica Móviles, S.A., Portugal Telecom and PT entered into a Shareholder’s Agreement and Subscription Agreement that implemented a joint venture framework agreement signed earlier in January 2001. In accordance with the mentioned documents Telefónica Móviles, S.A., and the

Portugal Telecom Group have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of the capital increases in Brasilcel, N.V., the percentage of ownership of one of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica Móviles, S.A., who would be obliged to buy (directly or through another company) all of Portugal Telecom’s ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group’s holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the Shareholders’ Agreement and Subscription Agreement) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at the option of Telefónica S.A., in (i) cash, (ii) our shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the Shareholders’ Agreement and Subscription Agreement, the Portugal Telecom Group will be entitled to sell to Telefónica Móviles, S.A., who would be obliged to buy, all of Portugal Telecom Group’s ownership interest in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., Telefónica Móviles, S.A. or any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles, S.A., will be entitled to sell to the Portugal Telecom Group, which would be obliged to buy, our interest in Brasilcel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the Shareholders’ Agreement and Subscription Agreement) performed by investment banks, selected using the procedure established in these agreements.

Item 7.    Material to Be Filed as Exhibits

1. Joint filing agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELEFÓNICA, S.A.

/s/ Antonio Alonso Ureba
General Counsel

TELEFÓNICA MOVILES, S.A.

/s/ Antonio Hornedo Muguiro
General Counsel

SCHEDULE 1

TELEFÓNICA, S.A.

(a)	Mr. César Alierta Izuel

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	Chief Executive Officer

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Fernando Abri-Martorell

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	Chief Operating Officer

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Isidro Fainé Casas

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	General Manager of Caja de Ahorros y Pensiones de Barcelona “La Caixa”

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. José Antonio Fernández Rivero

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	General Manager BBVA

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Fernando de Almansa Moreno-Barreda

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	International affairs advisor

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. José Cadenato Matía

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	General Manager BBVA

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Maximino Carpio García

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	Manager of Telefónica Móviles, S.A., Member of the Spanish economic and social committee and Professor of Economics of the Autonoma University of Madrid

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Carlos Colomer Casellas

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	Chairman of the Colomer Group

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Alfonso Ferrari Herrero

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	Director of CTC Chile

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. José Fonollosa García

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	General Manager BBVA

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Gonzalo de Hinojosa Fernández Angulo

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	Chairman of Cortefiel

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Miguel Horta e Costa

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	Chairman of Portugal Telecom.

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Pablo Isla Alvarez de Tejera

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	Chairman of Altadis

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Luis Lada Díaz

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	General Manager of Telefónica, S.A.

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Antonio Massanell Lavilla

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona “La Caixa”

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Enrique Used Aznar

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	Chairman of Amper, S.A.

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Mario Eduardo Vázquez

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	Chairman of Telefónica de Argentina, S.A.

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Antonio Viana-Baptista

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	Chairman Chief Executive Officer of Telefónica Móviles, S.A.

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Gregorío Villalabeitia Galarraga

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	General Manager BBVA

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Antonio Jesús Alonso Ureba

(b)	c/o Gran Vía 28, 28013 Madrid, Spain

(c)	General Secretary and Secretary of the Board of Telefónica, S.A.

(d)	No

(e)	No

(f)	SPAIN

TELEFÓNICA MOVILES, S.A.

(a)	Mr. Antonio Viana-Baptista

(b)	c/o Calle Goya nº 24, 28001, Madrid, Spain

(c)	Chairman Chief Executive Officer

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Luis Lada Díaz

(b)	c/o Calle Goya nº 24, 28001, Madrid, Spain

(c)	General Manager Telefónica, S.A.

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. José María Mas Millet

(b)	c/o Calle Goya nº 24, 28001, Madrid, Spain

(c)	Secretary of the board of Telefónica Móviles, S.A

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. José María Alvarez-Pallete López

(b)	c/o Calle Goya nº 24, 28001, Madrid, Spain

(c)	President and CEO of Telefónica Internacional, S.A.

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Lars. M. Berg

(b)	c/o Calle Goya nº 24, 28001, Madrid, Spain

(c)	Independent Advisor

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Miguel Canalejo Larrainzar

(b)	c/o Calle Goya nº 24, 28001, Madrid, Spain

(c)	Independent Advisor

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Maximino Carpio García

(b)	c/o Calle Goya nº 24, 28001, Madrid, Spain

(c)	Professor of Economics of the Autonoma University of Madrid

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Fernando Xavier Ferreira

(b)	c/o Calle Goya nº 24, 28001, Madrid, Spain

(c)	Chief Executive Officer of the Telefónica Group in Brazil

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Victor Goyenechea Fuentes

(b)	c/o Calle Goya nº 24, 28001, Madrid, Spain

(c)	Independent Advisor

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Antonio Massanell Lavilla

(b)	c/o Calle Goya nº 24, 28001, Madrid, Spain

(c)	Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona “La Caixa”

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Alfonso Merry del Val Gracie

(b)	c/o Calle Goya nº 24, 28001, Madrid, Spain

(c)	Independent Advisor

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Javier Echenique Landiribar

(b)	c/o Calle Goya nº 24, 28001, Madrid, Spain

(c)	Independent Advisor

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Alejandro Burillo Azcarraga

(b)	c/o Calle Goya nº 24, 28001, Madrid, Spain

(c)	Chairman of the Board of the Pegaso Group

(d)	No

(e)	No

(f)	SPAIN

(a)	Mr. Fernando de Almansa Moreno-Barreda

(b)	c/o Calle Goya nº 24, 28001, Madrid, Spain

(c)	International Affaires Advisor

(d)	No

(e)	No

(f)	SPAIN